November 15, 2006

Ms. Mara L. Ransom,
          Securities and Exchange Commission,
                   100 F Street, N.E.,
                             Washington, D.C. 20549.

Re:                               Tender Offer Statement on Schedule TO of CA, Inc.

Dear Ms. Ransom:

On behalf of our client, CA, Inc. (the “Company”), we enclose for your review a letter which is intended to act as the Company’s response to the Staff’s comment letter dated November 13, 2006 (the “Comment Letter”) concerning the Company’s Tender Offer Statement on Schedule TO relating to the Company’s offer to cancel certain stock options previously granted to its employees under its 1991 Stock Incentive Plan, as amended and restated (the “1991 Incentive Plan”), in exchange for new options issued under the Company’s 2002 Incentive Plan (the “2002 Incentive Plan”). Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment.

The following are the Company’s responses to the Comment Letter:

Schedule TO

Comment No. 1 —  It appears that you are relying upon the exemptive order issued by the Commission on March 21, 2001 in connection with this offer. Please advise us as to why you believe that you are entitled to rely upon the Commission’s exemptive order for purposes of the offer and, in doing so, confirm that you meet each of the conditions set forth in the order. Specifically, please advise us as to the compensatory purpose behind the offer.

Response — The Company has asked us to advise the Staff supplementally that in reliance on the Securities and Exchange Commission’s (the “Commission’s”) exemptive order, which was issued on March 21, 2001 (the “Exemptive Order”), the Company is conducting an exchange offer (the “Exchange Offer”) for the compensatory purpose of allowing employees who hold options that were originally granted to them on July 20, 2000 as part of their long term equity-based compensation under the Company’s 1991 Incentive Plan, and that have not been exercised as of the date of the Exchange Offer (the “Eligible Options”) to exchange them for new compensatory options having substantially similar economic terms but that will not be subject to federal income tax penalties (which penalties were not contemplated at the time of grant and would diminish the compensatory value of the Eligible Options). Specifically, the Company determined that due to significant delays in communicating the grants of the Eligible Options to employees after they were approved, the fair market value of the Company’s common stock on the measurement date for the Eligible Options for accounting and tax purposes was higher than the stated exercise price; as such, the portion of the option that vested on July 20, 2005, would constitute non-compliant deferred compensation under Section 409A of the U.S. Internal Revenue Code of 1986, as amended (“Section 409A”) which was enacted as part of the American Jobs Creation Act in late 2004; unless corrective action is taken by the Company, as under the Exchange Offer, the employee option holders would be subject  not only to regular income tax, but also to a 20% additional tax and other penalties before (and regardless of whether) the Eligible Options are exercised;  these tax penalties were not intended to apply when the Company first granted the compensatory options and,  if applied, could materially diminish the compensatory value of the options; accordingly, new compensatory options that are exempt from Section 409A are being offered to employees in replacement of the Eligible Options. In sum, in our view, the Exemptive Order applies to the Exchange Offer because the only purpose of the Exchange Offer is compensatory as the Eligible Options were granted to employees as part of the Company’s long term equity grant program extending options to a broad range of employees and the replacement options offered are being similarly granted.

In addition, as explained below, the Company fulfills all four of the conditions set out in the Exemptive Order, which is a condition precedent to relying thereon:

1.               The Company is eligible to use Form S-8 as it is subject to the requirement to file reports pursuant to Section 13 of the Securities Exchange Act of

1934 (the “Exchange Act”), it has filed all reports and other materials required to be filed by such requirements during the preceding 12 months, and is not a shell company nor has it been a shell company for at least 60 calendar days previously; the Eligible Options were issued under the 1991 Incentive Plan, which is an employee benefit plan as defined in Rule 405 of the Securities Act of 1933 (the “Securities Act”); and the options which will be issued in exchange for the Eligible Options will be issued under the 2002 Incentive Plan, which is also an employee benefit plan as defined in Rule 405 of the Securities Act.

2.               The Exchange Offer is being conducted for the compensatory purpose of allowing employees who hold Eligible Options to exchange such options for new compensatory options having substantially similar economic terms but that will not be subject to federal income tax penalties under Section 409A (which penalties were not contemplated at the time of grant and would diminish the compensatory value of the Eligible Options).

3.               The Company has disclosed the essential features and significance of the Exchange Offer, including risks that option holders should consider in deciding whether to accept the offer in the following sections of the offer to purchase: “Certain Risk of Participating in the Offer”, “The Offer — Eligible Participants; Eligible Options; Grant of New Options; Expiration Date; Additional Considerations”,  “The Offer — Purpose of the Offer”, “The Offer — Status of Eligible Options Not Exchanged for New Options”, “The Offer — Conditions of the Offer”, “The Offer — Source and Amount of Consideration; Terms of New Options”, “The Offer — Status of Eligible Options Canceled by Us in the Offer; Accounting Consequences of the Offer”, “The Offer — Material U.S. Federal Income Tax Consequences”.

4.               In conducting the Exchange Offer, the Company has complied in all respects with Rule 13e-4 under the Exchange Act, with the exception of Rules 13e-4(f)(8)(i) and (ii) (the all holders and best price rules), which are explicitly exempted from the compliance requirement under the Exemptive Order.

In connection with the Company’s responses to the Staff’s comments referenced above, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert

Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or comments regarding the enclosed materials, please call me at 212-558-3882.

Very truly yours,
/s/ David B. Harms
David B. Harms

cc:                                 Kenneth V. Handal
(CA, Inc.)